January 15, 2009
Board of Directors
Hiland Partners GP, LLC
As general partner of Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Members of the Board of Directors:
          I hereby propose the acquisition of all the outstanding common units of Hiland Partners, LP (the “Partnership”) not owned by Hiland Holdings GP, LP (“HPGP”) at a cash purchase price of $9.50 per common unit. As you are aware, I control the general partner of HPGP and, with my affiliates and the Hamm family trusts, own approximately 61% of the common units of HPGP, which in turn owns approximately 37% of the common units of the Partnership. My current intent is to structure the acquisition in the form of a merger of the Partnership with a new acquisition vehicle to be formed by me, one of my privately-held affiliates and the Hamm family trusts. I am concurrently delivering a letter to the board of directors of the general partner of HPGP proposing to acquire all of the outstanding common units of HPGP not owned by me, my affiliates or the Hamm family trusts at a cash purchase price of $3.20 per common unit (the “HPGP Transaction”).
          The proposed price represents a premium of approximately 20% above the closing price of the Partnership’s common units on January 14, 2009. I believe that, if the adverse impact of commodity prices on gathering and processing fundamentals and the challenges presented by the global economic crisis persist, the Partnership will experience a meaningful decrease in future distributable cash flow and will need substantial new equity capital to remain in continued compliance with its debt covenants. Obtaining such equity capital in the current environment on acceptable terms does not appear feasible and would be significantly dilutive to current unitholders. Accordingly, I am of the view that a going-private transaction is the best strategic alternative currently available to the Partnership to maximize unitholder value during a time of significant market and industry turmoil.
          I would continue as Chairman following the transaction, and I also expect that the Partnership’s senior management team and valuable employee base would remain in place. Furthermore, I anticipate continuing to run the Partnership’s business in accordance with current practice.
          As the founder and controlling stakeholder of the Partnership, I believe that I am well-positioned to negotiate and complete the proposed transaction in an expedited manner with a high degree of closing certainty. No debt financing will be required to consummate this transaction or the HPGP Transaction, and neither closing will be conditioned on obtaining financing. Moreover, I do not anticipate that any regulatory approvals will be impediments to the closings. Execution of a definitive merger agreement for this transaction will be conditioned on execution of a definitive merger agreement providing for the HPGP Transaction, and closing of this transaction will likewise be conditioned on closing of the HPGP Transaction, as well as customary conditions for transactions of this type. We are preparing a proposed merger agreement that we intend to provide shortly.
          I expect that you will ask the conflicts committee of the board of directors to evaluate my proposal and that both transactions will be subject to the approval of a majority of the public unitholders of each partnership. I and members of senior management who sit on the board of directors will support the referral of this proposal to the conflicts committee and its engagement of financial and legal advisors. I welcome the opportunity to present my proposal to the conflicts committee and its advisors as soon as possible. However, please be aware that I am interested only in acquiring common units of the Partnership and not in selling (or causing my affiliates to sell) interests in the Partnership.
          I expect to make appropriate filings on Schedule 13D disclosing my proposals with respect to the Partnership and HPGP promptly after delivery of this letter.
          This proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as mutually satisfactory definitive documentation is executed and delivered.
          I, along with Wachovia Securities and the rest of my advisory team, look forward to working with the conflicts committee and its advisors to complete a mutually acceptable transaction that is attractive to the Partnership’s public unitholders. Should you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Harold Hamm
Harold Hamm